November 16, 2016

James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:
Youngevity International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Response Dated October 12, 2016
File No. 000-54900

Dear Mr. Allegretto:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated November 7, 2016 (the “Comment Letter”), regarding the above referenced Form 10-K for the Fiscal Year Ended December 31, 2015 filed on March 30, 2016 by Youngevity International, Inc. (the “Company”).

The Company has set forth in italicized type the text of the Staff’s comments set forth in the Comment Letter, followed by the Company’s response:

Table of Contents

Note 1. Basis of Presentation and Description of Business

Goodwill, page 60

1.
We have read your response to comment 1. Tell us the percentage by which the fair value of your commercial coffee reporting unit exceeded its carrying value as of December 31, 2015. Further, if this reporting unit was at risk of failing step one of the impairment test (i.e. if the fair value of the reporting unit was not substantially in excess of the carrying value), then revise your goodwill critical accounting policy to disclose the following:

●
The percentage by which fair value exceeded carrying value as of the date of the most recent test;
●
The amount of goodwill allocated to the reporting unit;
●
A description of the methods and key assumptions used and how the key assumptions were determined;
●
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
●
A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: We determined that the fair value of the commercial coffee reporting unit was substantially in excess of its carrying value based on the valuation performed as of December 31, 2015, in accordance with ASC 350 Goodwill Impairment Step-1 test, and therefore the goodwill was not at risk of failing step one of the impairment test. The fair value of the reporting unit was valued at $8,096,529 compared to a carrying value of negative $(2,611,391). The fair value was derived by using three valuation methods to determine the business enterprise value of $23,101,708 on a fair value basis. Simulated interest bearing debt of $15,005,179 was subtracted to conclude upon a fair value of $8,096,529.

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James Allegretto
Division of Corporation Finance
November 16, 2016

Note 8. Stockholders’ Equity

Warrant Modification Agreements, page 81

2.
We have read your response to comment 2. Tell us your accounting basis that you relied on when you reclassified the derivative liability to additional paid in capital as opposed to earnings.

Response: The Company considered the guidance of ASC 815-40-35-8 in regards to the appropriate treatment related to the modification of certain warrants that were initially classified as derivative liabilities. In accordance with the guidance, the Company determined that the liability associated with the warrants should be measured and adjusted to fair value one last time on the date of the modification with the offset to be recorded through earnings and then the balance should be reclassified to equity. Gains or losses recognized during the period that the contract (or warrant) was classified as a liability are not reversed.

The Company recorded the change in the fair value of the July 2014 warrants as of December 31, 2015 from the previous reporting period September 30, 2015, in earnings. The change in the fair value of $178,236 was a reduction to the warrant derivative liability and an increase to other expense. The fair value of the modified warrants as of December 31, 2015, in the amount of $526,455 was reclassified from warrant derivative liability to additional paid in capital as a result of the change in classification of the warrants. The Company did not reverse any previous gains or losses associated with the warrant derivative liability during the period that the warrant was classified as a liability.

The Company appreciates the Staff’s review of its filing. Please address any comments or questions with respect to the foregoing to the undersigned at (619) 934-3980, extension 6500.

Sincerely,

YOUNGEVITY INTERNATIONAL, INC.

/s/ David Briskie
David Briskie
Chief Financial Officer

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